File No. 70-9849
70-10067

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NATIONAL GRID TRANSCO PLC

     In accordance with the order of the Securities and Exchange Commission ("Commission") dated January 16, 2002, Holding Company Act Release No. 27490 (the "January 2002 Order") and the Order of the Commission dated October 16, 2002, Holding Company Act Release No. 27577 (the "October 2002 Order"), National Grid Transco plc ("National Grid"), formerly National Grid Group plc, hereby submits its report for the period April 1, 2002 to September 30, 2002 (the "reporting period")1. The January 2002 Order and the October 2002 Order shall be referred to herein collectively as the "Orders". Following is a listing of the applicable reporting requirements contained in the Orders (each, a "Reporting Requirement"), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the January 2002 Order.

     In this report a conversion ratio of 1 GBP to 1.56 US Dollars has been used except for translating income statement items where a conversion ratio of 1 GBP to 1.52 US Dollars has been used. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

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1The reporting requirements contained in Appendix B of the January 2002 Order replaced the reporting requirements imposed by National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) and National Grid Group plc, Holding Co. Act Release No. 27455 (October 22, 2001).

Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

     Response:

Date	No. of National Grid Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
4/5/02	13,537	Shares issued on exercise of options under Executive share option scheme	Sale price - 375.75p or 435.75p per share. Closing mid-market 481p per share.	54,197	84,547
4/12/02	22,304	Shares issued on exercise of options under Executive share option scheme	Sale price - 375.75p or 205.5p per share. Closing mid-market 479.75p per share.	58,954	91,969
5/3/02	1,978	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 312p or 337p per share. Closing mid-market 497.5p per share.	6,295	9,820
5/3/02	7,984	Shares issued on exercise of options under Executive share option scheme	Sale price - 375.75p per share. Closing mid-market 497.5p per share.	30,000	46,800
5/28/02	8,679	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 171p or 337p per share. Closing mid-market 496.5p per share.	17,937	27,982
6/11/02	3,135	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 337p or 416p per share. Closing mid-market 496.25p per share.	11,031	17,208
6/20/02	12,936	Shares issued on exercise of options under Executive share option scheme	Sale price - 375.75p per share. Closing mid-market 470p per share.	48,607	75,827
6/25/02	14,598	Shares issued on exercise of options under Executive share option scheme	Sale price - 205.5p per share. Closing mid-market 470p per share.	29,999	46,798
7/9/02	30,472	Shares issued on exercise of options under Executive share option scheme	Sale price - 375.75p or 435.75p per share. Closing mid-market 462.25p per share.	62,805	97,976
7/11/02	14,983	Shares issued on exercise of options under Executive share option scheme	Sale price - 375.75p or 435.75p per share. Closing mid-market 443p per share.	60,498	94,377

Date	No. of National Grid Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
7/24/02	8,580	Shares issued on exercise of options under Executive share option scheme	Sale price - 375.75p per share. Closing mid-market 402.25p per share.	32,239	50,293
7/30/02	28,533	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 312p or 337p per share. Closing mid-market 436p per share.	93,123	145,272
8/23/02	3,810	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 171p or 337p per share. Closing mid-market 462.5p per share.	6,565	10,241

Movements in short-term borrowings during the reporting period:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
Various	National Grid	3.625% - 4.20%	Short term money market	Between 1 - 16 days	85,500,000	133,380,000
Various	National Grid	1.8558% - 2.2449%	US Commercial Paper	Between 4 - 165 days	12,392,900	19,332,924

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Reporting Requirement No. 2: The amount of guarantees issued during the reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

     Response:

There were no guarantees issued during the reporting period.

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Reporting Requirement No. 3: National Grid's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period.

     Response:

     A.     As of September 30, 2002, National Grid's consolidated retained earnings calculated in accordance with US GAAP were GBP 2,119,500,000 (USD 3,306,420,000) - excluding Other Comprehensive Income/(Loss) (OCI) of GBP (274,100,000) (USD (427,596,000)). Retained earnings, including OCI were GBP 1,845,400,000 (USD 2,878,824,000).

     B.      National Grid's aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of September 30, 2002 was GBP 2,020,106,200 (USD 3,151,365,600). Such aggregate investment is calculated on the basis of cost accounting.

      C.     National Grid's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 95% as of September 30, 2002. Under the January 2002 Order, National Grid was authorized to invest up to USD 5,406,000,000 in FUCOs, which was subsequently increased by the October 2002 Order to USD 20,000,000,000. National Grid had USD 2,254,634,400 of unused FUCO investment authority based on the aggregate investment as of the end of the reporting period.

      D.     During the reporting period, no major EWG or FUCO investments were made. As of the prior reporting period ended March 31, 2002, using a conversion ratio at that time of 1 GBP to 1.42 US Dollars and 1 Euro to 0.87 US Dollars, National Grid's aggregate investment, as defined in Rule 53, in EWGs and FUCOs was GBP 2,185,730,000 (USD 3,103,737,000).

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Reporting Requirement No. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by National Grid since the date of the Order.

     Response: Please see Exhibit A-1 attached hereto.

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Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified and a brief explanation of the procedure followed to determine the market rate of interest charged, as applicable.

     Response:

Issuing Company	Acquiring Company	Initial Principal	Interest Rate	Term of Loan	GBP Balance at 09/30/02	USD Balance at 09/30/02
National Grid (US) Investments 4	National Grid	USD 1,418,579,589	3 month US Libor + 0.5%	Intra day	0	0
National Grid (US) Investments 4	National Grid Holdings One plc (formerly National Grid Group plc)	GBP 3,684,511,095	3 month GBP Libor + 0.5%	On demand	1,031,935,616	1,609,819,561
National Grid (US) Investments 4	National Grid Holdings One plc (formerly National Grid Group plc)	USD 10,125	3 month US Libor + 0.5%	On demand	6,490	10,125
National Grid (US) Investments 4	Toren CV	GBP 1,193,792,971	3 month GBP Libor + 0.5%	On demand	1,207,720,938	1,884,044,663
National Grid (US) Investments 4	National Grid Eighteen Ltd	GBP 1,490,548,798	3 month GBP Libor + 0.5%	On demand	103,714,454	161,794,548
National Grid (US) Investments 4	National Grid Malta One Ltd	GBP 1,388,030,424	3 month GBP Libor + 0.5%	On demand	1,404,224,556	2,190,590,307
National Grid (US) Investments 4	National Grid Malta Two Ltd	GBP 1,388,030,424	3 month GBP Libor + 0.5%	Intra day	0	0
National Grid (US) Investments 4	National Grid Holdings Ltd	GBP 1,648,549,487	3 month GBP Libor + 0.5%	Intra day	0	0
National Grid (US) Investments 4	National Grid Holdings Ltd	GBP 19,865,557	3 month GBP Libor + 0.5%	Intra day	0	0
National Grid (US) Investments 4	NatGrid Investments Ltd	GBP 111,005,400	3 month GBP Libor + 0.5%	Intra day	0	0
National Grid (US) Investments 4	National Grid Ireland Three	GBP 1,193,792,971	3 month GBP Libor + 0.5%	Intra day	0	0

The rates of Libor + 0.5% are directly comparable to National Grid's own cost of external bank facilities of Libor + 0.425%. This rate has been adjusted slightly to reflect that the loans are to Intermediate Holding companies whose credit strength is less than the parent National Grid.

Issuing Company	Acquiring Company	Initial Principal	Interest Rate	Term of Loan	GBP Balance at 09/30/02	USD Balance at 09/30/02
National Grid (US) Holdings Ltd	National Grid Holdings Ltd	GBP 22,930,046	0%*	On demand	22,930,046	35,770,872
National Grid USA	National Grid Holdings Inc.	USD 41,000,000	1.80%**	On demand	0	0
National Grid Holdings Inc.	National Grid US LLC	USD 36,000,000	1.78%**	On demand	18,125,000	28,275,000

* Loan represents repayment of existing interest-free current account via inter-company loan.

** Interest rates are based on 30-day commercial paper and represent an average for the period ending September 30, 2002.

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Reporting Requirement No. 6: The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposits and withdrawals by company from the system money pool during the reporting period.2

     Response:

Short-Term Debt Issued by Utility Subsidiaries During the Reporting Period
(Excluding money pool borrowings reported below)

Utility Subsidiary	Description/Terms of Debt	Amount Issued	Maximum Outstanding	Balance at 09/30/2002
Niagara Mohawk Power Corp.	Inter-company note payable to Niagara Mohawk Holdings, Inc. Terms: 1.78% / On demand	$83,500,000	$76,000,000	$0

2This reporting requirement replaces the one required by New England Electric System, Holding Co. Act Release No. 26768 (October 29, 1997) as supplemented by Holding Co. Act Releases No. 26811 (June 2, 1998), No. 27381 (April 19, 2001) and No. 27414 (June 6, 2001).

Net Money Pool Balances as of the End of the Reporting Period by Participating Company *

National Grid USA Subsidiary	Net Amount on Deposit	Net Amount of Borrowings
National Grid USA	$493,500,000
Massachusetts Electric Company		$127,900,000
The Narragansett Electric Company		31,675,000
Granite State Electric Company	3,475,000
Nantucket Electric Company		2,575,000
New England Power Company	143,025,000
Niagara Mohawk Power Corporation [1]		510,500,000
New England Hydro-Transmission Electric Co., Inc.	2,050,000
New England Hydro-Transmission Corporation	275,000
New England Electric Transmission Corporation		3,850,000
EUA Energy Investment	15,350,000
National Grid USA Service Company, Inc.	18,825,000
Total	$676,500,000	$676,500,000

1 Reclassification of $500 million to long-term debt shown as subsequent event in the Niagara Mohawk Power Corporation quarterly report on form 10-Q for the period ended September 30, 2002.

* A list of all deposits and withdrawals by company from the system money pool during the reporting period is available to the Commission upon request.

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Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated by any Utility Subsidiary during the reporting period.

     Response:

Nonexempt Financings by Utility Subsidiaries Consummated During the Reporting Period

Utility Subsidiary	Description/Terms of Financing	Amount Issued	Maximum Outstanding	Balance at 09/30/2002
Niagara Mohawk Power Corp.	Inter-company note payable to Niagara Mohawk Holdings, Inc. Terms: 1.78% / On demand	$83,500,000	$76,000,000	$0

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Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any Nonutility Subsidiary during the reporting period.

     Response: None

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Reporting Requirement No. 9: A retained earnings analysis of each company in the National Grid USA system, detailing Gross Earnings (as that term is defined in the Commission's Order dated March 15, 2000, National Grid Group plc, Holding Co. Act Release No. 27154) or income available for dividends, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

     Response: Please see Exhibit A-2 attached hereto.

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Reporting Requirement No. 10: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid, National Grid Holdings One, each Intermediate Holding Company, and each company in the National Grid USA system.

     Response:

For National Grid, National Grid Holdings One, and each Intermediate Holding Company, please see Exhibit A-3 attached hereto.

For the National Grid USA system companies, please see Exhibit A-4 attached hereto.

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Reporting Requirement No. 11: If any National Grid USA subsidiary borrows from an associated company on the FUCO side of the National Grid system, National Grid will: (a) list a minimum of three other sources of funds and their rates and terms; and (b) provide a cost/benefit rationale, consistent with the procedure described in the Application for determining available market rates, explaining why funding from the FUCO associate was the best option.

     Response:

There were no loans during the reporting period to any National Grid USA subsidiary from an associated company on the FUCO side.

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Reporting Requirement No. 12: Identification of: (a) all entities established directly or indirectly by National Grid during the reporting period under the authorization granted by the January 2002 Order ("New Entities"); (b) the business purpose(s) of those entities; (c) the significant assets held by those entities; and (d) the owner(s) of those entities, including the percentage of interests in those entities held by the owners.

     Response:

During the reporting period, National Grid established no financing entities to facilitate financings by issuing to third parties income preferred securities or other authorized or exempt securities.

During the reporting period, National Grid neither acquired nor established, directly or indirectly, any Intermediate Subsidiaries organized for the purpose of acquiring, financing, and holding securities of one or more existing or future Nonutility Subsidiaries.

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Reporting Requirement No. 13: Copies of National Grid's filings on Form 20-F and semiannual reports to shareholders.

     Response:  Filed under cover of Form SE as Exhibit A-5.

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Reporting Requirement No. 143: A current calculation of National Grid's "aggregate investment" in FUCO investments as a percentage of its "consolidated retained earnings," as both terms are defined by Rule 53(a).

     Response: Please see Item C of Reporting Requirement No. 3, above.

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Reporting Requirement No. 15: A statement of National Grid's "aggregate investment" in FUCO investments (as defined by Rule 53(a)) as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the reporting period.

     Response:

As of September 30, 2002, National Grid's aggregate investment in FUCO investments as a percentage of:

     A.     Total capitalization:                                  18%

     B.     Net utility plant:                                          25%

     C.     Total consolidated assets:                       12%

     D.     Market value of common equity:              25%

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Reporting Requirement No. 16: Consolidated capitalization ratios of National Grid and each of its public-utility subsidiaries as of the end of the reporting period.

     Response: Please see Exhibits A-3 and A-4 attached hereto.

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Reporting Requirement No. 17: The market-to-book ratio of National Grid's common stock at the end of the reporting period.

     Response:

As of September 30, 2002, the market-to-book ratio of National Grid's common stock was 2.3.

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3Reporting Requirements 14 through 20 were added by the October 2002 Order.

Reporting Requirement No. 18: An analysis of National Grid's consolidated earnings that segregates total earnings attributable to FUCOs from those which are attributable to National Grid's other subsidiaries as of the end of the reporting period.

      Response:

     As described in more detail in the interim report of National Grid filed on Form 6-K on November 26, 2002, SEC File No. 001-14958, National Grid's consolidated earnings for the six months ended September 30, 2002 before exceptional items and goodwill amortization were £248 million ($377 million), on revenues of £3,029 million ($4,604 million). In the UK, National Grid's electricity business, which is owned by National Grid Holdings Limited, a FUCO, is outperforming against targets for reducing controllable costs. The UK electricity transmission business continued to trade strongly, achieving operating profits of £284 million ($432 million), an increase of £41 million ($62 million) from the same period last year. In the US, National Grid is ahead of schedule delivering integration savings from its New York operation, and overall National Grid is confident of achieving a further 20% reduction in US controllable costs. Operating profits from energy delivery in New England amounted to £119 million ($181 million), compared with £121 million ($184 million) for the same period last year, with the depreciation of the US dollar masking a 3% increase in underlying US dollar profits. Energy delivery in New York contributed £143 million ($217 million) in operating profit, including £8 million ($12 million) from the gas distribution business.

     The following businesses are owned indirectly by National Grid's FUCO. Transener, National Grid's electricity transmission joint venture in Argentina, continued to deliver a good operating performance. The introduction of hyper-inflationary accounting resulted in a net exceptional gain of £38 million ($58 million) in the period, bringing the share of net liabilities back to zero. Following a detailed consultation process, the Basslink project, to build, own, and operate an interconnector between the Australian mainland and Tasmania has received final approval. The £300 million ($468 million*) project is due to be completed in 2005.

     National Grid has sold its stakes in Manquehue net and Silica Networks and with the restructuring of its shareholding in Energis Polska, National Grid has no future funding obligation. National Grid continues to pursue an exit from Intelig in market conditions that make it difficult to affect a sale. National Grid will not provide further finance to Intelig to fund the operations of the business and National Grid's exit will be completed within the provisions already made.

     *A conversion ratio of 1 GBP to 1.56 US Dollars has been used for this translation.

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Reporting Requirement No. 19: A statement of National Grid's authorized FUCO investment limit and the amount of unused investment authority based on the aggregate investment as of the end of the semiannual period.

     Response: Please see Item C of Reporting Requirement No. 3, above.

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Reporting Requirement No. 20: A statement of revenues and net income of each of National Grid's FUCOs for the twelve months (or six months, as applicable) ended as of the end of the semiannual period (such statement to indicate which FUCOs were acquired during the reporting period).

     Response:

     A.      National Grid Holdings Limited consolidated revenues calculated in accordance with US GAAP for the six months ended September 30, 2002 were GBP 892,469,000 (USD 1,356,552,880).

     B.      National Grid Holdings Limited consolidated net income calculated in accordance with US GAAP for the six months ended September 30, 2002 was GBP 252,000,000 (USD 383,040,000).

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SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File Nos. 70-9849 and 70-10067) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID TRANSCO PLC

        s/John G. Cochrane
By: _____________________________
        John G. Cochrane
        Authorized Representative

Date: November 29, 2002

EXHIBIT INDEX

Exhibit	Description	Page
Exhibit A-1	Aggregate amount of National Grid securities and guarantees Issued since March 15, 2000 and Outstanding as of the end of the Reporting Period	Filed herewith
Exhibit A-2	Retained Earnings analysis of National Grid USA	Filed herewith
Exhibit A-3	National Grid Group Capitalization Table	Filed herewith
Exhibit A-4	Capital Structure of National Grid USA Companies	Filed herewith
Exhibit A-5	Copies of National Grid's filings on Form 20-F and semiannual reports to shareholders	Filed under cover of Form SE

Exhibit A-1

Aggregate amount of National Grid securities and guarantees
Issued since March 15, 2000 through January 15, 2002 and
Outstanding as of the end of the reporting period

National Grid Holdings One plc (formerly National Grid Group plc) as at September 30, 2002

Type of Security	GBP	USD
Ordinary shares, including options and warrants	59,702,465	93,135,845
Preferred stock	None	None
Bank debt	0	0
Commercial paper	None	None
Bond issues - straight	1,256,913,022	1,960,784,314
Bond issues - convertible	None	None
Guarantees	78,557,064	122,549,020
Total	1,395,172,551	2,176,469,179

Securities and guarantees issued by National Grid are taken to include its direct subsidiary NGG Finance plc.

Aggregate amount of National Grid securities and guarantees
Issued since January 16, 2002 and
Outstanding as of the end of the reporting period

National Grid as at September 30, 2002

Type of Security	GBP	USD
Ordinary shares, including options and warrants	1,474,365	2,300,009
Preferred stock	None	None
Bank debt	85,500,000	133,380,000
Commercial paper	562,569,417	877,608,290
Bond issues - straight	1,256,913,022	1,960,784,314
Bond issues - convertible	None	None
Guarantees	78,557,064	122,549,020
Total	1,985,013,868	3,096,621,633

Securities and guarantees issued by National Grid are taken to include its direct subsidiary NGG Finance plc.

Exhibit A-2

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD APRIL 1, 2002 THROUGH SEPTEMBER 30, 2002
AND RESULTING CAPITAL BALANCES
AT SEPTEMBER 30, 2002
($MM)

		Massachusetts Electric Company	The Narragansett Electric Company	Granite State Electric Company	Nantucket Electric Company	Niagara Mohawk Power Corporation	New England Power Company	New England Hydro Transmission-Electric Co., Inc.	New England Hydro Transmission Corporation	New England Hydro Finance Company, Inc.
Retained Earnings (Deficit) - Beginning of Period		92.2	61.4	5.3	0.7	29.3	136.8	0.3	0.4	-
Net Income (Loss)		38.0	23.5	1.2	0.4	61.8	41.2	2.9	1.8	-
Gross Retained Earnings (Deficit)		130.2	84.9	6.5	1.1	91.1	178.0	3.2	2.2	-

Dividends Paid on Preferred Stock		0.3	0.2	-	-	2.8	-	-	-	-
Dividends Paid on Common Stock		-	-	-	-	63.9	-	2.7	1.7
Premium on Redemption of Preferred Stock		-	-	-	-	-	-	-	-	-
Repurchase of Common Stock		-	-	-	-	-	-	-	-	-
Retained Earnings Adjustment		-	-	-	-		-	-	-	-
Retained Earnings (Deficit) - End of Period		129.9	84.7	6.5	1.1	24.4	178.0	0.5	0.5	-

Dividends Paid on Common Stock:
Out of Retained Earnings		-	-	-	-	63.9	-	2.7	1.7	-
Out of Capital Surplus		-	-	-	-	-	-	-	-	-
Out of Capital		-	-	-	-	86.1	-	-	-	-
Total Dividends Paid on Common Stock	>	-	-	-	-	150.0	-	2.7	1.7	-

Common Stock		60.0	56.6	6.0	-	187.4	72.4	2.4	0.1	-
Premium on Common Stock		-	-	-	-	-	-	10.9	5.7	-
Other Paid-In Capital		1,509.0	805.6	40.1	22.5	2,638.1	731.9	21.3	15.3	-
Unappropriated Retained Earnings (Deficit)		129.9	84.7	6.5	1.1	24.4	178.0	0.5	0.5	-
Other Comprehensive Income		(0.1)	0.1	-	-	0.2	(0.2)	-	-	-
Total Common Equity		1,698.8	947.0	52.6	23.6	2,850.1	982.1	35.1	21.6	-

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD APRIL 1, 2002 THROUGH SEPTEMBER 30, 2002
AND RESULTING CAPITAL BALANCES
AT SEPTEMBER 30, 2002
($MM)

	New England Electric Transmission Corporation	NGUSA (Parent)	Niagara Mohawk Holdings, Inc.	Opinac North America, Inc.	Opinac Energy Corporation	NM Receivables Corp. II	NM Receivables, LLC	NEES Energy, Inc.
Retained Earnings (Deficit) - Beginning of Period	0.1	317.1	30.4	(0.1)	0.7	-	1.3	-
Net Income (Loss)	0.3	164.1	59.8	0.4	0.5	-	3.2	0.1
Gross Retained Earnings (Deficit)	0.4	481.2	90.2	0.3	1.2	-	4.5	0.1

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-
Dividends Paid on Common Stock	0.2	-	93.1	0.7	1.0
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-		(0.5)	0.2	-	-	-
Retained Earnings (Deficit) - End of Period	0.2	481.2	(2.9)	0.1	-	-	4.5	0.1

Dividends Paid on Common Stock
Out of Retained Earnings	0.2	-	93.1	0.7	1.0	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-	-
Out of Capital	-	-	241.4	107.8	108.0	-	-	-
Total Dividends Paid on Common Stock	0.2	-	334.5	108.5	109.0	-	-	-

Common Stock	-	-	1.9	-	-	-	-	-
Premium on Common Stock	-	-	-	-	-	-	-	-
Other Paid-In Capital	0.5	7,099.0	2,828.8	(12.8)	-	-	217.3	(6.5)
Unappropriated Retained Earnings (Deficit)	0.2	481.2	(2.9)	0.1	-	-	4.5	0.1
Other Comprehensive Income	-	(5.8)	0.2	-	-	-	-	-
Total Common Equity	0.7	7,574.4	2,828.0	(12.7)	-	-	221.8	(6.4)

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD APRIL 1, 2002 THROUGH SEPTEMBER 30, 2002
AND RESULTING CAPITAL BALANCES
AT SEPTEMBER 30, 2002
$MM)

	EUA Energy Investment	Metrowest Realty LLC	Wayfinder Group, Inc.	NEES Communications, Inc.		National Grid USA Service Company, Inc.	National Grid Transmission Services Corporation	National Grid USA Consolidated
Retained Earnings (Deficit) - Beginning of Period	0.8	1.9	0.2	(1.8)		0.5	(0.3)	317.1
Net Income (Loss)	4.4	0.5	1.3	1.1		0.3	0.1	164.1
Gross Retained Earnings (Deficit)	5.2	2.4	1.5	(0.7)		0.8	(0.2)	481.2

Dividends Paid on Preferred Stock	-	-	-	-		-	-	-
Dividends Paid on Common Stock	-	-	-	-		0.5	-	-
Premium on Redemption of Preferred Stock	-	-	-	-		-	-	-
Repurchase of Common Stock	-	-	-	-		-	-	-
Retained Earnings Adjustment	-	-	-	-		-	-	-
Retained Earnings (Deficit) - End of Period	5.2	2.4	1.5	(0.7)		0.3	(0.2)	481.2

Dividends Paid on Common Stock
Out of Retained Earnings	-	-	-	-		0.5	-	-
Out of Capital Surplus	-	-	-	-		-	-	-
Out of Capital	-	-	-	-		-	-	-
Total Dividends Paid on Common Stock	-	-	-	-		0.5	-	-

Common Stock	-	-	-	-		-	-	-
Premium on Common Stock	-	-	-	-		-	-	-
Other Paid-In Capital	15.6	2.1	(5.4)	125.2		10.7	-	7,099.0
Unappropriated Retained Earnings (Deficit)	5.2	2.4	1.5	(0.7)		0.3	(0.2)	481.2
Other Comprehensive Income	-	-	-	-	>	(5.5)	-	(5.8)
Total Common Equity	20.8	4.5	(3.9)	124.5		5.5	(0.2)	7,574.4

Exhibit A-3

NATIONAL GRID
CAPITALIZATION TABLE
AT SEPTEMBER 30, 2002

	National Grid (consolidated)		National Grid Holdings One plc		National Grid Holdings Limited (consolidated)		National Grid (US) Holdings Limited		National Grid (US) Investments 4
	$MM	%	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	5,469.0	31.3	2,505.5	30.5	2,902.0	38.2	1,495.3	97.7	2,749.4	31.3
Preferred stockholders' funds	-	-	-	-	-	-	-	-	-	-
Short - term debt	2,095.0	12.0	5,712.7	69.5	908.1	11.9	35.8	2.3	6,039.7	68.7
Long - term debt	9,781.3	56.0	-	-	3,798.2	49.9	-	-	-	-
Equity minority interests	25.1	0.1	-	-	(1.1)	-	-	-	-	-
Preference stock issued by subsidiaries	110.8	0.6	-	-	-	-	-	-	-	-
Total capitalization	17,481.2	100.0	8,218.2	100.0	7,607.2	100.0	1,531.1	100.0	8,789.1	100.0

	National Grid US (Partner) 1 Limited		National Grid US (Partner) 2 Limited		National Grid General Partnership		National Grid Holdings Inc.
	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	4,640.2	100.0	46.9	100.0	3,903.8	100.0	4,685.8	55.6		>
Preferred stockholders' funds	-	-	-	-	-	-	-	-
Short - term debt	-	-	-	-	-	-	3,738.3	44.4
Long - term debt	-	-	-	-	-	>-	-	-
Equity minority interests	-	-	-	-	-	-	-	-
Preference stock issued by subsidiaries	-	-	-	-	-	-	-	-
Total capitalization	4,640.2	100.0	46.9	100.0	3,903.8	100.0	8,424.1	100.0

Table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends.

Numbers are presented on the basis of equity accounting for investments held in subsidiary undertakings.

Exhibit A-4

CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES
AT SEPTEMBER 30, 2002

	National Grid USA Consolidated
	($MM)	(%)
Short-term debt	999.5	7.7
Long-term debt	4,337.2	33.2
Preferred stock	118.0	0.9
Minority interest	26.3	0.2
Common stock equity	7,574.4	58.0
Total	13,055.4	100.0

	Massachusetts Electric Company		The Narragansett Electric Company		Granite State Electric Company		Nantucket Electric Company		Niagara Mohawk Power Corporation [1]
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term debt	177.9	8.1	49.2	4.5	-	-	4.1	8.3	928.3	11.9
Long-term debt	297.9	13.6	84.7	7.8	15.0	22.2	21.7	43.9	3,934.8	50.3
Preferred stock	10.2	0.5	7.2	0.7	-	-	-	-	99.1	1.3
Minority interest	-	-	-	-	-	-	-	-	-	-
Common stock equity	1,698.8	77.8	947.0	87.0	52.6	77.8	23.6	47.8	2,850.1	36.5
Total	2,184.8	100.0	1,088.1	100.0	67.6	100.0	49.4	100.0	7,812.3	100.0

	New England Power Company		New England Hydro Transmission-Electric Co.		New England Hydro Transmission Corporation		New England Hydro Finance Company, Inc.		New England Electric Transmission Corporation
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term debt	-	-	6.5	7.4	3.9	7.4	10.4	12.5	6.1	89.7
Long-term debt	410.3	29.4	45.7	52.4	27.2	51.6	72.9	87.5	-	-
Preferred stock	1.4	0.1	-	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-
Common stock equity	982.1	70.5	35.1	40.2	21.6	41.0	-	-	0.7	10.3
Total	1,393.8	100.0	87.3	100.0	52.7	100.0	83.3	100.0	6.8	100.0

1 Amounts reflect reclassification of $500 million to long-term debt shown as subsequent event in the Niagara Mohawk Power Corporation quarterly report on form 10-Q for the period ended September 30, 2002. Money Pool amounts in Reporting Requirement No. 6 reflect actual balances as of September 30, 2002.

Exhibit A-4 (Continued)

CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES
AT SEPTEMBER 30, 2002

	NGUSA (Parent)		Niagara Mohawk Holdings, Inc.		Opinac North America, Inc.		Opinac Energy		NM Receivables Corp. II		NM Receivables LLC
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Long-term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	7,574.4	100.0	2,828.0	100.0	(12.7)	100.0	-	-	-	-	221.8	100.0
Total	7,574.4	100.0	2,828.0	100.0	(12.7)	100.0	-	-	-	-	221.8	100.0
			>
	NEES Energy, Inc.		EUA Energy Investment		Metrowest Realty LLC		Wayfinder Group, Inc.		NEES Communications, Inc.
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	-	-	-	-	-	-	-	-	-	-
Long-term Debt	5.2	N/A	-	-	5.4	54.5	7.4	100.0	99.9	44.5
Preferred Stock	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	(6.4)	100.0	20.8	100.0	4.5	45.5	(3.9)	N/A	124.5	55.5
Total	(1.2)	100.0	20.8	100.0	9.9	100.0	3.5	100.0	224.4	100.0

	National Grid USA Service Company, Inc.		National Grid Transmission Services Corporation
	($MM)	(%)	($MM)	(%)
Short-term Debt			-	-
Long-term Debt	-	-	0.3	100.0
Preferred Stock	-	-	-	-
Minority Interest	-	-	-	-						>
Common Stock Equity	5.5	100.0	(0.2)	N/A
Total	5.5	100.0	0.1	100.0